UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                            UMB FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902708188
                                 (CUSIP Number)


                                  John C. Pauls
                                1010 Grand Blvd.
                           Kansas City, Missouri 64141
                                 (816) 860-7889
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 8, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  902 788 188

   1. Names of Reporting Persons
      IRS Identification Nos. of above persons (entities only)

      R. Crosby Kemper
-------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group
      (a)   [ ]
      (b)   [ ]
-------------------------------------------------------------------------------


   3. SEC Use Only
-------------------------------------------------------------------------------


   4. Source of Funds (See Instructions)
-------------------------------------------------------------------------------


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------


   6. Citizenship or Place of Organization          United States
-------------------------------------------------------------------------------

Number of Shares
Beneficially Owned
by Each Reporting
Person With:

                7. Sole Voting Power         2,685,049.47
-------------------------------------------------------------------------------

                8. Shared Voting Power       1,090,254
-------------------------------------------------------------------------------

                9. Sole Dispositive Power    2,685,049.47
-------------------------------------------------------------------------------

               10. Shared Dispositive Power  1,090,254
-------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person
       3,775,303.47


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)


   13. Percent of Class Represented by Amount in Row (11)   17.42%
-------------------------------------------------------------------------------


   14. Type of Reporting Person (See Instructions)

      IN

Item 1.   Security and Issuer

          This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of UMB Financial Corporation ("UMBF"), which has its principal office at 1010 Grand Boulevard, Kansas City, Missouri, 64106.

Item 2.   Identity and Background

          This statement is filed by R. Crosby Kemper ("Mr. Kemper") who is United States citizen. Mr. Kemper is Senior Chairman and a director of UMBF and his business address is the same address as UMBF. During the last five years, Mr. Kemper has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Not Applicable

Item 4.   Purpose of Transaction

          Mr. Kemper has been periodically reducing his ownership of UMBF common stock for the purpose of diversifying his investment portfolio and raising cash. At the present time, Mr. Kemper has no plans to make any significant acquisitions or dispositions of UMBF securities. He may, however, periodically dispose of additional UMBF securities as circumstances dictate. He may also acquire additional UMBF securities through the exercise of stock options as said options vest and become subject to forfeiture. Mr. Kemper serves as Senior Chairman and is a director of UMBF, and, if required, he intends to vote his common stock in favor of plans, transactions and matters which he supports. At this time, however, Mr. Kemper does not have any plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UMBF or any of it subsidiaries; the sale or transfer of a material amount of assets of UMBF or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in present capitalization or dividend policy of UMBF; change in UMBF's business or corporate structure; changes in UMBF's charter, bylaws or instruments which would impede the acquisition of control of the issuer by any person; causing the common stock to be authorized for quotation on NASDAQ or eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar actions.

Item 5.   Interest in Securities of the Issuer

          On June 8, 2004 Mr. Kemper may be deemed to have beneficial ownership in 3,775,303.47 shares of UMBF common stock representing 17.42% of the outstanding shares as contained on the most recently available filing with the Securities and Exchange Commission by UMBF. Of this amount, Mr. Kemper owns 1,708,624 shares of UMBF common stock directly which he has the sole power to vote and to dispose. He also has an interest in the UMBF Employee Stock ownership in which he has the sole power to direct the vote or disposition of 3,973.47 shares.

          Mr. Kemper may be deemed to beneficially own UMBF common stock held by several affiliated entities. Mr. Kemper is an officer and director of Kemper Realty Company ("Kemper Realty") and Pioneer Service Corporation ("Pioneer"). He is deemed to have shared power to vote and dispose of the UMBF common stock held by these entities. Kemper Realty holds 147,925 shares and Pioneer holds 202,352 shares. Mr. Kemper is the sole shareholder, an officer and director of Stagecoach, Inc. ("Stagecoach") which holds 92,150 shares. Stagecoach is the general partner for Stagecoach Investments, L.P. which holds 853,341 shares. Mr. Kemper has the sole power to vote or dispose of the shares held by Stagecoach and Stagecoach Investments, L.P.

          Mr. Kemper has or shares the power to vote or dispose shares of UMBF stock held in various fiduciary accounts where UMB Bank, n.a. is trustee or co-trustee. Mr. Kemper, Mary S. Kemper, and Alexander C. Kemper, or any two of them, may vote or direct the disposition of 360,341 shares held by six trusts established under the will of Rufus Crosby Kemper and 39,081 shares held in the Enid and Crosby Kemper Foundation. Mr. Kemper, R. Crosby Kemper III and Sheila Kemper Dietrich, or any two of them, may vote or direct the disposition of 333,477 shares held by the R.C. Kemper, Sr. Charitable Trust and Foundation. 7,078 shares held by the R.C. Kemper, Jr. Charitable Trust and Foundation may be voted or disposed of by Mr. Kemper, John Mariner Kemper and R. Crosby Kemper III, or any two of them. Mr. Kemper has sole power to direct the voting or disposition of 26,961 shares held by the William T. Kemper Foundation.

          During the previous sixty days, Mr. Kemper has engaged in the following transactions involving UMBF common stock:

          1. On May 3, 2004, Mr. Kemper sold a total of 10,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 10,000 shares sold, 2,600 shares were sold at $50.18; 300 shares were sold at $50.07; 200 shares were sold at $50.04; 200 shares were sold at 50.03; 600 shares were sold at $50.02; 1,100 shares were sold at $50.00; 100 shares were sold at $51.03; and 4,900 shares were sold at $51.00.

          2. On May 5, 2004, Mr. Kemper sold on the open market through UMB Scout Brokerage 200 shares of UMBF common stock at $51.30 and 100 shares at $51.06.

          3. On May 6, 2004, Mr. Kemper sold on the open market through UMB Scout Brokerage 100 shares of UMBF common stock at $51.00.

          4. On May 28, 2004, Mr. Kemper gifted 100 shares of UMBF Common Stock to his grandson.

          5. On June 2, 2004, Mr. Kemper directed the sale of 6,720 shares of UMBF common stock by Kemper Realty on the open market through UMB Scout Brokerage. Of the 6,270 shares, 70 shares were sold at $50.24; 100 shares were sold at $50.25; 100 shares were sold at $50.27; 4,100 shares were sold at $50.29; 1050 shares were sold at $50.30; 100 shares were sold at $50.31; 100 shares were sold at $50.44; 100 shares were sold at $50.50; 100 shares were sold at $50.51; 100 shares were sold at $50.63;

               100 shares were sold at $50.77; 200 shares were sold at $50.78; 300 shares were sold at $50.83; and 200 shares were sold at $50.87.

          6. On June 2, 2004, Mr. Kemper directed the sale of 5,728 shares of UMBF common stock by Pioneer on the open market through UMB Scout Brokerage. Of the 5,278 shares 450 were sold at $50.34; 100 shares were sold at $50.32; 100 shares were sold at $50.28; 800 shares were sold at $50.27; 300 shares were sold at $50.26; 100 shares were sold at $50.21; 100 shares were sold at $50.20; 200 shares were sold at $50.14; 100 shares were sold at $50.13; 2,500 shares were sold at $50.12; and 978 shares were sold at $50.11.

          7. On June 4, 2004, Mr. Kemper sold on the open market through UMB Scout Brokerage 1,100 shares of UMBF common stock at $50.77 and 100 shares at $50.57.

          8. On June 7, 2004, Mr. Kemper sold on the open market through UMB Scout Brokerage 3,800 shares of UMBF common stock at $50.50 and 500 shares at $51.07.

          9. On June 8, 2004, Mr. Kemper sold on the open market through UMB Scout Brokerage 4,500 shares of UMBF common stock. Of the 4,500 shares, 2,800 shares were sold at $50.50; 100 shares were sold at $50.51; 100 shares were sold at $50.69; 200 shares were sold at $50.84; 500 shares were sold at $50.85; 200 shares were sold at $50.70; 300 shares were sold at $50.81; 200 shares were sold at $50.82; 100 shares were sold at $50.76.

          This Amendment No. 5 amends Mr. Kemper's prior Schedule 13D filing made on August 17, 1989. Although Mr. Kemper has made required Section 16 filings and other disclosures required under the Securities Exchange Act of 1934, as amended, since the date of the last Schedule 13D amendment, due to an inadvertent oversight, Mr. Kemper has not made any other Schedule 13D amendments from August 17, 1989 to the date of this Amendment No. 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Kemper has been granted incentive stock options which are not presently exercisable and in which his rights are not vested under the UMBF 1992 Incentive Stock Option Plan and the UMBF 2002 Incentive Stock Option Plan to acquire 13,060 shares.

Item 7.   Material to Filed as Exhibits

          A. UMB Financial Corporation Stock Option Agreement dated December 15, 1999.

          B. UMB Financial Corporation Stock Option Agreement dated December 19, 2000

          C. UMB Financial Corporation Stock Option Agreement dated December 26, 2001

          D. UMB Financial Corporation 2002 Incentive Stock Option Plan Stock Option Agreement dated December 30, 2002

          E. UMB Financial Corporation 2002 Incentive Stock Option Plan Stock Option Agreement dated December 16, 2003.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2004
-----------------------------
Date


/s/ R. C. Kemper
-----------------------------
Signature


Sen Ch. UMB Financial Corp
-----------------------------
Name/Title